KENMAR GLOBAL TRUST

FEBRUARY 1999 SUMMARY



March 10, 1999

The net asset value per unit of Kenmar Global Trust (KGT) was up 4.6% for the month of February. As of February 28, 1999, the net asset value per unit was $113.1.

Kenmar Global Trust (KGT) recouped most of its January losses with a positive February. Four out of five traders were profitable and all but one sector, stock indices, made net gains. The breakdown was interesting as futures in many of the traditional commodities, such as grains, metals and energies posted the largest profits, with lesser participation coming from the tropicals and meats. Financials were a large contributor, as U.S. rates offset losses in the Euro and Pacific Rim rates, with currencies weighing in with a small gain.

As you know, most of the equity mutual funds posted losses for February and the S&P 500 was down 2.49%. While the year is still young there seems to be a growing volatility in stocks not seen since last August through October. There has also been a strong retreat in bonds allowing for the possible siphoning of funds away from stocks as bond yields have risen. We believe this may create an atmosphere that favors alternative strategies.

The early months of 1999 have provided additional evidence that increased and non-correlated diversification of a portfolio can be helpful in reducing volatility. During the past weeks the CRB index (Commodity Research Bureau) declined to its lowest point since July, 1975, drawn lower by a series of multi-year lows set by many of the traditional commodities. It is precisely those areas of trading that have produced our biggest gains recently. Thus, what might have appeared to many to be negative for trading potential, instead, has ADDED profitability to KGT's portfolio.

You will be receiving a new KGT prospectus early in April. It will be one of the first prospectuses to be written in the recently SEC mandated "plain English" format. We hope you will find it much easier to read and reference.

Your K-1 was mailed during the first week of March. If you have not received it, please let us know.

To the best of my knowledge and belief, the information above is accurate and complete.

Sincerely,




Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


 ----------------------
 ALLOCATION OF
 ASSETS TO ADVISORS

         MAR 1   FEB 1
          1999    1999
          ----    ----
  Dreiss
           19%     19%
  Hirst
           23%     22%
  Hyman Beck
           24%     25%
  Sunrise
           21%     22%
  Willowbridge
           13%     12%
----------------------


PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

           Two American Lane o PO Box 5150 o Greenwich, CT 06831.8150
                     o Tel 203.861.1000 o Fax 203.861.1095

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING FEBRUARY 28,1998

                            STATEMENT OF INCOME(LOSS)
                            -------------------------


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      $  829,471.63
Change in Unrealized Gain (Loss)                                     559,904.27
Gain/Loss on Other Investments                                             0.00
Brokerage Commission                                                (227,045.67)
                                                                   ------------
Total Trading Income                                              $1,162,330.23

EXPENSES
Audit Fees                                                        $        0.00
Administrative and Legal Fees                                         10,320.26
Management Fees                                                            0.00
Incentive Fees                                                        94,210.32
Other Expenses                                                             0.00
                                                                   ------------
Total Expenses                                                    $  104,530.58

INTEREST INCOME                                                   $   79,419.51

NET INCOME(LOSS) FOR THE PERIOD                                   $1,137,219.16
                                                                  =============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

                    Total Fund

Beginning of Month               $24,768,615.34
Addition                             773,300.00
Withdrawal                           (46,211.91)
Net Income/(Loss)                  1,137,219.16
                                 --------------
Month End                        $26,632,922.59

Month End NAV Per Unit                  $113.10

Monthly Rate of Return                     4.59%
Year to Date Rate of Return               -0.08%



                    To the best of our knowledge and belief, the information is accurate and complete:

Kenneth A Shewer, Chairman                            Marc S. Goodman, President

                    KENMAR ADVISORY CORP., Managing Owner of
                               Kenmar Global Trust